Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated April 2, 2014

Relating to Preliminary Prospectus dated April 2, 2014

Registration No. 333-194192

This free writing prospectus relates only to the initial public offering of common stock of SCYNEXIS, Inc. and should be read together with the preliminary prospectus dated March 18, 2014, relating to this offering (the “Preliminary Prospectus”), included in Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-194192) relating to these securities. On April 2, 2014, SCYNEXIS filed Amendment No.  2 to the Registration Statement, which can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1178253/000119312514127155/d641160ds1a.htm .

The following information supplements and updates the information contained in the Preliminary Prospectus.

Common stock offered by us	7,333,333 shares

Common stock to be outstanding immediately after this offering	18,822,306 shares

Underwriters’ over-allotment option	1,100,000 shares

Initial public offering price range	We expect the initial public offering price will be between $7.00 and $8.00 per share.

Dilution	After giving effect to (a) the pro forma adjustments referenced under “Capitalization” in the Preliminary Prospectus and (b) receipt of the net proceeds from our sale of 7,333,333 shares of common stock in this offering at an assumed initial public offering price of $7.50 per share, which is the midpoint of the price range set forth above, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2013 would have been approximately $34.9 million, or $1.86 per share. This represents an immediate increase in pro forma net tangible book value of $2.96 per share to our existing stockholders and an immediate dilution of $5.64 per share to investors purchasing common stock in this offering.

If the underwriters’ over-allotment option to purchase additional shares in this offering is exercised in full, the pro forma net tangible book value, as adjusted to give effect to this offering, would be $2.14 per share and the dilution to new investors would be $5.36 per share.

Risk Factor – “We may continue to require substantial additional capital, and if we are unable to raise capital when needed we would be forced to delay, reduce or eliminate our development program for SCY-078.”

Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is expensive. If the FDA requires that we perform additional studies beyond those that we currently expect, our expenses could increase beyond what we currently anticipate and the timing of any potential product approval may be delayed. We estimate that the net proceeds from this offering will be approximately $47.5 million, assuming an initial public offering price of $7.50 per share, the midpoint of the price range set forth above, after deducting underwriting discounts and commissions and estimated expenses payable by us. We believe that the net proceeds from this offering will be sufficient to meet our anticipated operating requirements through March 31, 2016; however, if we are unable to raise $45.0 million in net proceeds in this offering, we could be forced to delay, scale back or discontinue the development of SCY-078 or our other product candidates. Moreover, changing circumstances may cause us to consume capital more rapidly than we currently anticipate. We may need to raise additional funds from the issuance of equity and/or debt securities or otherwise obtain funding through strategic alliances or collaborations with third parties. In any event, we will require additional capital to complete development of, to seek regulatory approval for and, if approval is obtained, to commercialize SCY-078 and any future product candidates we may seek to develop. Raising funds in the current economic environment, when the capital markets have been affected by the global recession, may present additional challenges.

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If we are required to secure additional financing, the additional fundraising efforts may divert our management from our day-to-day activities, which may adversely affect our ability to develop and commercialize SCY-078 and any future product candidates we may seek to develop. In addition, we cannot guarantee that financing will be available in sufficient amounts or on terms acceptable to us, if at all. If we are unable to raise additional capital when required or on acceptable terms, we may be required to:

•	significantly delay, scale back or discontinue the development or commercialization of SCY-078 and any future product candidates we may seek to develop;

•	seek strategic alliances for research and development programs at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available; or

•	relinquish or license on unfavorable terms our rights to any product candidates that we otherwise would seek to develop or commercialize ourselves.

If we are required to conduct additional fundraising activities and we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we will be prevented from pursuing development and commercialization efforts, which will have a material adverse effect on our business, operating results and prospects.

Risk Factor – “Our executive officers, directors and principal stockholders own a significant percentage of our stock and will be able to exert significant control over matters submitted to our stockholders for approval.”

As of February 28, 2014, our executive officers, directors and stockholders who own more than 5% of our outstanding common stock, together beneficially own shares representing approximately 77% of our common stock and, upon the closing of this offering, that same group will beneficially own in excess of 45% of our outstanding stock. Therefore, even after this offering, these stockholders will have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders, acting together, may be able to control elections of directors, amendments to our organizational documents, or approval of any merger, sale of assets, or other major corporate action. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may believe are in your best interest as one of our stockholders.

Risk Factor – “If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the pro forma net tangible book value of your shares.”	Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the pro forma net tangible book value per share. As a result, investors purchasing common stock in this offering will incur immediate dilution of $5.64 per share, based on an assumed initial public offering price of $7.50 per share, the midpoint of the price range set forth above, and our pro forma net tangible book value as of December 31, 2013. Further, based on these assumptions, investors purchasing common stock in this offering will contribute approximately 43.6% of the total amount invested by stockholders since our inception, but will own only approximately 39.0% of the shares of common stock outstanding.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission (the “SEC”) but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about SCYNEXIS and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, copies of the preliminary prospectus may be obtained by contacting RBC Capital Markets, LLC, Attention: Prospectus Department, Three World Financial Center, 200 Vesey Street 8th Floor, New York, NY 10281, telephone (877) 822-4089, or Canaccord Genuity Inc., Attn: Syndicate Department, 99 High Street, 12th Floor, Boston, MA 02110, telephone (617) 371-3900.

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